Health Advance Inc.

3651 Linden Road, Suite D155

Las Vegas, NV 89103

April 6, 2015

VIA EDGAR

Jennifer Thompson, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Amendment No. 1 to Form 10-K for the Fiscal Year Ended

July 31, 2014

Filed March 20, 2015

Response dated March 20, 2015

File No. 333-177122

Dear Ms. Thompson:

We are in receipt of your comment letter dated April 2, 2015 regarding the above referenced filing. As requested in your letter, we have provided below response to the comment raised by the Staff. For your convenience, the matter is listed below, followed by the Company’s responses:

Amendment No. 1 to Form 10-K for the Fiscal Year Ended July 31, 2014

General

1.	The representations provided in your response letter to us dated March 20, 2015 were inconsistent with the representations we requested you provide to us in our letter dated March 12, 2015. Please provide a written statement from the company using the exact language that we previously requested, i.e.:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: In response to Staff’s comment hereof and those in connection to Amendment No. 1 on Form 10-K/A filed with the Commission on March 20, 2015, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the Amendment No. 1 on Form 10-K/A filed with the Commission on March 20, 2015 (the “Filing”);

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Health Advance Inc.

By: /s/ Jordan Starkman

Name: Jordan Starkman

Title: Chief Executive Officer